PRESS RELEASE

TSX:  KGN

NYSE Alternext US: KGN

WORLD CLASS GOLD DEPOSIT CONFIRMED AT KEEGANS ESAASE GOLD PROJECT

February 27, 2009, Vancouver, BC: Keegan Resources Inc. ("Keegan") is pleased to announce that the company has received an updated resource estimation at the Esaase gold property in southwest Ghana. The resource includes 2.025 million ounces in an indicated category with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz. A total of 450 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. This resource estimation represents 2.8 km of strike length along the A-1 structure and does not include drilling done in the B-1 or D-1 mineralized zones.  Please see www.keeganresources.com for a map showing the surface area included in this estimate.

Third party database verification, grade shell geometry, variography, and multiple indicator kriging were executed out of the Brisbane office of Coffey Mining (formerly RSG Global).

The deposit remains open along strike and down dip and Keegan is currently planning an aggressive drill program for 2009 designed to further delineate the Esaase deposit. Keegan is also in the midst of extensive metallurgical, hydrological, engineering and environmental scoping studies and is actively continuing its community development programs.

Dan McCoy, President and CEO of Keegan states: "After only two years of intensive exploration the Esaase gold deposit has been confirmed as a world class gold resource. The deposit has not only doubled in size but the grade has increased as well.  This achievement is a testament to the strength of the mineralizing system, as well as the talent and persistence of our technical, managerial teams, and the hard work and dedication of our local labor crews.

We will apply this same persistence to the engineering and further development of the known resource areas while we continue to aggressively explore for additional gold discoveries on Esaase and at the Jeni concession."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wire-framing of the grade shells, and performed the variography, block modeling, multiple indicator kriging and resource estimate and has approved this news release. Top cuts of 16 g/t Au and 18 g/t Au were applied to the mineralized zones. Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining.   Keegan plans to release a 43-101 report on the updated resource shortly.

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate1. Grades are given in grams per ton gold.

Lower Cutoff Grade	Tonnes (Mt)	Average Grade	Ounces (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1	15.852	2.2	1.139
Total
0.4	99.651	1.2	3.931
0.5	83.302	1.4	3.699
0.6	70.515	1.5	3.475
0.7	60.179	1.7	3.264
0.8	51.306	1.9	3.052
0.9	44.236	2	2.862
1	38.634	2.2	2.69

1Multiple Indicator Kriging Estimate - 8mE x 10mN x 2.5mRL Selective Mining Unit

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and on the NYSE Alternext US under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX and NYSE Alternext US Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.